

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Alea A. Kleinhammer
Chief Financial Officer
ENDI Corp.
1806 Summit Ave, Ste 300
Richmond, VA 23230

> **Re: ENDI Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed May 9, 2022**
> **File No. 333-262505**

Dear Ms. Kleinhammer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?, page 5

1. Refer to your response to comment 11. Please revise the first column of the table here and the organizational chart on page 10 to clearly disclose both the voting and economic percentages of each group.

The Business Combination
Background of the Business Combination, page 29

2. Refer to your response to comment 18. Please revise the Background of the Business

Combination section to disclose the valuation of ENDI and CBA and expand your disclosure related to the negotiations regarding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David Sherman's employment agreement, the Services Agreement and the Additional Purchase Subscription Agreement, so that investors understand how the consideration and the terms of the ancillary agreements were negotiated and eventually agreed upon.

ENDI's Reasons for the Business Combination; Recommendation of the Board of Directors, page 34

3. Refer to your response to comment 8. Please revise here and in your questions and answers sections to clarify why the board of directors considered New Parent's management structure and ownership structure immediately following the Business Combination to be beneficial, including the reasons why the Enterprise Diversified board of directors considered (i) the CBA's ability to elect a majority of the board to be beneficial to the shareholders of Enterprise Diversified and (ii) the employment agreement with David Sherman to be beneficial to Enterprise Diversified.

Opinion of Financial Advisor
Financial Analysis
Valuation of CBA, page 36

4. We note your response to comment 20. Please revise to include the financial projections provided to Empire from CBA. In this regard, we note that you have provided a summary of the financial projections.

5. Refer to your response to comment 21. Please revise this disclosure to clarify the projection period for each of the total assets under management, total revenue from existing funds, total revenue from future funds, pre-tax income from existing funds and pretax income from future funds.

Market Approach, page 37

6. Refer to your response to comment 21. Please revise to disclose quantitative information regarding the multiples used in the analysis, for example the minimum, mean, median and maximum for the EV to trailing-twelve month AUM, EV to projected 2022 EBITDA and EV to projected 2023 EBITDA.

Reasonableness Test, page 37

7. Refer to your response to comment 21. Please disclose the closing dates and the merger parties of the Guideline Transactions used for these analyses as well as any omitted transactions. In addition, please disclose the enterprise values calculated in the analysis of implied multiples.

Valuation of Merger Consideration, page 37

8. Refer to your response to comment 21. Please disclose the "various VWAP calculations" and how Empire used those to determine the total fair market value of the consideration available to CBA. Also, state, if true, that this does not include the value of the Class B Shares and Warrants, and disclose the fair market value of the consideration of the Class A Shares to be issued and the warrants to be issued. To the extent that there are no calculations that include the value of the Class B Shares, please disclose.

Assets Under Management, page 76

9. Refer to your response to comment 24. Please revise to identify the material investment strategies/funds for which you do not include benchmark or performance information and disclose information similar to that included in the response to explain why this information is not disclosed.

    You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Matthew Mamak